Room 601, No. 1 Shui’an South Street, Chaoyang District

Beijing 100012, People’s Republic of China

June 18, 2024

Karl Hiller

Yong Kim

Jenifer Gallagher

Office of Energy & Transportation

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Recon Technology, Ltd
Amendment No. 2 on Form 20-F (the “Amendment”)
File No. 333-271547

Dear Mr. Hiller, Ms. Kim and Ms. Gallagher:

We are writing to clarify and to supply supplemental information to staff and to our investors on our Amendment No. 2 on our Annual Report on Form 20-F relative to our earnings per share and weighted average calculations identified on pages F-4, F-5 and F-20.

Explanation of the Number of Class A Ordinary Shares Outstanding Following the 2024 Reverse Split

On March 29, 2024, the Company’s shareholders approved the reverse shares split of the Company’s Class A Ordinary Shares at the ratio of one-for-eighteen with the market effective date of May 1, 2024 (the “2024 Reverse Split”). Although the reverse shares split did not apply to our Class B Ordinary Shares, the value and dividend rights of each Class B Ordinary Share were reduced on a one-eighteenth (1/18) ratio following approval of the Fourth Amended and Restated Memorandum and Articles of Association by the Company’s shareholders.

Prior to the 2024 Reverse Split, the number of Class A and Class B Ordinary Shares outstanding for fiscal years ended June 30, 2021, 2022, and 2023 are as follows:

Before the 2024 Reverse Split:

	2021	2022	2023
Shares outstanding (Class A Ordinary Shares)	26,868,391	29,700,718	40,528,218
Shares outstanding (Class B Ordinary Shares)	—	4,100,000	7,100,000

Following the 2024 Reverse Split, our Class A and Class B Ordinary Shares outstanding are as follows:

	2021	2022	2023
Shares outstanding (Class A Ordinary Shares)*	1,547,415	1,704,766	2,306,295
Shares outstanding (Class B Ordinary Shares)**	—	4,100,000	7,100,000

*The number of Class A Ordinary Shares issued and outstanding was retroactively restated on a 1-for-18 reverse stock split basis. Because fractional shares are not permitted, round-up shares were issued.

**The Class B Ordinary Shares’ number and voting power were not subjected to the reverse stock split; however, the price value and dividend right of each Class B Ordinary Share are convertible to 1/18 of one Class A Ordinary Share.

Specifically, the changes of Class A Ordinary Shares outstanding are explained as follows:

	2021	2022	2023
Shares outstanding (Class A Ordinary Shares) in the Form 20-F filed on October 30, 2023	26,868,391	29,700,718	40,528,218
Shares by dividing 18 (reverse split ratio)	1,492,688	1,650,039	2,251,568
Shares outstanding (Class A Ordinary Shares) in Amendment No. 2 on Form 20-F filed on May 24, 2024	1,547,415	1,704,766	2,306,295
Difference	54,727	54,727	54,727

Because fractional shares are not permitted, and to complete the 2024 Reverse Split, the Depository Trust Company (the “DTC”) requested the Company’s transfer agent to issue 54,727 round-up Class A Ordinary Shares.

Explanation for Calculations of the Weighted-average Number of Ordinary Shares Outstanding

The weighted-average number of Class A and Class B Ordinary Shares for fiscal years ended June 30, 2021, 2022, and 2023 are as follows:

Before the 2024 Reverse Split:

	2021	2022	2023
Weighted-Average Shares outstanding (Class A Ordinary Shares)*	12,697,024	28,038,616	28,935,441
Weighted-Average Shares outstanding (Class B Ordinary Shares)*	—	1,963,836	4,987,671
Total	12,697,024	30,002,452	33,923,112

*To present the calculation results more clearly, we have broken down the weighted average number of Ordinary Shares outstanding disclosed in the Form 20-F filed on October 30, 2023, by detailing the weighted average number of shares for both Class A and Class B Ordinary Shares.

Right after the 2024 Reverse Split, our weighted-average numbers of Class A Ordinary Shares outstanding and Class B Ordinary Shares outstanding used for EPS calculation are as follows:

	2021	2022	2023
Weighted-Average Shares outstanding (Class A Ordinary Shares)	760,116	1,612,427	1,880,065
Weighted-Average Shares outstanding used for EPS calculation (Class B Ordinary Shares)	—	109,102	277,093
Total	760,116	1,721,529	2,157,158

The calculations for the weighted-average number of Class A Ordinary Shares outstanding are further explained as follows:

	2021	2022	2023
Weighted-average number of Class A Ordinary Shares outstanding – basic and diluted, in Form 20-F filed on October 30, 2023	12,697,024	28,038,616	28,935,441
Shares by dividing 18 (reverse split ratio)	705,389	1,557,700	1,607,524
Weighted-average number of Class A Ordinary Shares outstanding – basic and diluted, in Amendment No.2 on Form 20-F filed on May 24, 2024	760,116	1,612,427	1,880,065
Difference	54,727	54,727	272,541

For fiscal years 2021, 2022 and 2023, the common difference was identified to be the 54,727 round-up Class A Ordinary shares issued following the 2024 Reverse Split since fractional shares were not permitted.

For fiscal year ended June 30, 2023, the Company also corrected a weighted-average number of Class A Ordinary Shares outstanding which is accurately disclosed in the Amendment No. 2 on the Form 20-F, resulting in a difference of 217,814 shares. Adding up the 54,727 round-up Class A Ordinary Shares, the difference of weighted average number of Class A ordinary shares is 272,541 for the fiscal year 2023.

The calculations for the weighted-average number of Class B Ordinary Shares outstanding and used in EPS calculation are explained as follows:

	2021	2022	2023
Weighted-average number of Class B Ordinary Shares outstanding – basic and diluted, in Form 20-F filed on October 30, 2023	—	1,963,836	4,987,671
Shares by dividing 18 (reverse split ratio)	—	109,102	277,093
Weighted-average number of Class B Ordinary Shares converted and used in EPS calculation – basic and diluted, in Amendment No. 2 on Form 20-F filed on May 24, 2024*	—	109,102	277,093
Difference	—	—	—

*The weighted average number of Class B Ordinary Shares outstanding and number used for EPS calculation in Amendment No. 2 on Form 20-F filed on May 24, 2024 has been retrospectively adjusted and converted by a ratio of 1/18 to reflect the actual dividend rate of Class B Ordinary Share after the 2024 Reverse Split.

Accordingly, the basic and diluted earnings per share for the years ended June 30, 2021, 2022 and 2023 are retrospectively disclosed as follows:

	For the years ended June 30,
	2021	2022	2023	2023
	RMB	RMB	RMB	US Dollars
Numerator:
Net income (loss) attributable to Recon Technology, Ltd	¥(22,832,734)	¥95,586,795	¥(59,167,301)	$(8,159,544)

Denominator:
Weighted-average number of ordinary shares outstanding – basic	760,116	1,721,529	2,157,158	2,157,158
Class A Ordinary Shares	760,116	1,612,427	1,880,065	1,880,065
Class B Ordinary Shares (after 1/18)	—	109,102	277,093	277,093
Weighted-average number of ordinary shares outstanding – diluted	760,116	1,721,529	2,157,158	2,157,158

Earnings (loss) per share – basic and diluted	¥(30.04)	¥55.52	¥(27.43)	$(3.78)

EPS Accounting and Disclosure

On April 5, 2021, the Company’s shareholders approved (i) a special resolution that the authorized share capital of the Company be amended from US$1,850,000 divided into 20,000,000 Ordinary Shares of a nominal or par value of US$0.0925 each, to US$15,725,000 divided into 150,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0925 each, and 20,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0925 each. The only difference between Class A Ordinary Share and Class B Ordinary Share is the voting right. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same dividend rights and terms of dividend payment.

ASC 260 Earnings (loss) per share (“EPS”) addresses the calculation, presentation, and disclosure of EPS. Basic EPS is computed by dividing net income (loss) by the weighted average number of Ordinary Shares outstanding. Diluted EPS is computed by dividing net income (loss) by the weighted-average number of Ordinary Shares and dilutive potential Ordinary Share equivalents outstanding. Potentially dilutive Ordinary Shares consist of Ordinary Shares issuable upon the conversion of ordinary share options, restricted shares and warrants (using the treasury share method). In calculating Basic EPS and Diluted EPS, only issued common stock or potential common stock shall be considered. ASC 260-10-20 defines common stock as “stock that is subordinate to all other stock of the issuer.” Both Class A Ordinary Shares and Class B Ordinary Shares of the Company are common stocks, according to the Fourth Amended and Restated M&A of the Company. The Company respectfully advises to the Staff that because the Class B ordinary shares’ attribution of earnings is the same as for Class A ordinary shares, the Company believes it only has one class of common stock and all stock participates in dividends, if declared, equally. Thus, the denominator used in the calculation of the Company’s EPS is the weighted average number of Class A and Class B Ordinary Shares outstanding before the 2024 Reverse Split.

Upon the 2024 Reverse Split, the Company’s Class A ordinary shares were revsersed at the ratio of one-for-eighteen with the market effective date of May 1, 2024, while the reverse shares split did not apply to Class B ordinary shares, but the value and dividend rights of each Class B ordinary share were reduced on a one-eighteenth (1/18) ratio .

According to ASC 260-10-55-12, if the number of common shares outstanding increases as a result of a stock dividend or stock split or decreases as a result of a reverse stock split, the computations of basic and diluted EPS shall be adjusted retroactively for all periods presented to reflect that change in capital structure.

The Company further clarifies to the Staff that the economic rights and obligations are applied equally to both the Class A ordinary share and Class B ordinary shares before and after the 2024 Reverse Split. Therefore, the Company’s ordinary shares represent one single type of securities because they have the same economic rights and seniority over liquidation preference. This is consistent with the Company’s interpretation of what represents a different class of participating securities pursuant to ASC 260-10-45-59A which states:

The capital structures of some entities include:

a.	Securities that may participate in dividends with common stocks according to a predetermined formula (for example, two for one) with, at times, an upper limit on the extent of participation (for example, up to, but not beyond, a specified amount per share)

b.	A class of common stock with different dividend rates from those of another class of common stock but without prior or senior rights.

Under ASC 260-10-45-59A, entities with capital structures that include a class of common stock with dividend rates that differ from those of another class of common stock, but without prior or senior rights, should apply the two-class method of calculating EPS.

Given the fact that the “2024 Reverse Split” only affected the outstanding number of the Company’s Class A Ordinary Shares, the number of Class A Ordinary Shares outstanding had been retroactively restated for the 1-for-18 reverse stock split. While the Class B Ordinary Shares’ number and voting power were not subjected to the 2024 Reverse Split, according to the Company’s Fourth Amended and Restated M&A and Articles of Association, “each Class B Ordinary Share entitles its holder the right to convert it into one eighteenth (1/18) of a Class A Ordinary Share at any time. Correspondingly, each one eighteenth (1/18) of a share of Class B Ordinary Share has dividend rights equivalent to the one share of Class A Ordinary Share”. This difference in dividend right for each Class A Ordinary Share and Class B Ordinary Share is not the case ruled in ASC 260-10-45-59A with different dividend rate or predetermined formula. In addition, (a) since becoming public, the Company has never declared a dividend, and (b) if a dividend were declared, the Board of Directors would intend to make sure the dividends were properly allocated among the Class A Ordinary Shares and Class B Ordinary Shares to give effect to the 1/18 ratio. The Company believes that all of these treatments are designed to ensure that the dividend rights and the dividend rate are the same with that for Class A and Class B Ordinary Shares. Thus, the ASC 260-10-45-59A is not applicable to the Company. To calculate EPS equally for all ordinary shares, the Company use the sum of the weighted average number of Class A Ordinary Shares outstanding and one-eighteenth of the weighted average number of Class B Ordinary Shares outstanding as the denominator.

We hope our explanations are informative to staff and to our investors, and provide clarity to staff’s satisfaction of our submission of the Amendment. Please do not hesitate to contact me or Anthony W. Basch, Esq. (tel.: (804) 771-5725), if you have any questions or require any additional materials.

Sincerely,

/s/ Liu Jia
Liu Jia
Chief Financial Officer

Exhibit: Calculation/Movements of shares outstanding

The following table shows the number of Class A and Class B Ordinary Shares outstanding and the calculation process for the weighted average number of Ordinary Shares for the fiscal years ended June 30, 2021, 2022, and 2023.

WEIGHTED-AVERAGE NUMBER OF CLASS A ORDINARY SHARES OUTSTANDING-2021

		For the years ended June 30, 2021
Period of time		Number of days	Number of Class A Ordinary Shares outstanding	Weighted-average number of Class A Ordinary Shares outstanding – basic and diluted
2020-7-1	2020-12-9	162	454,883	201,893
2020-12-10	2020-12-10	1	480,810	1,317
2020-12-11	2020-12-16	6	500,100	8,221
2020-12-17	2021-1-24	39	522,322	55,810
2021-1-25	2021-1-27	3	1,039,841	8,547
2021-1-28	2021-2-8	12	1,050,322	34,531
2021-2-9	2021-2-9	1	1,061,989	2,910
2021-2-10	2021-2-11	2	1,064,211	5,831
2021-2-12	2021-2-16	5	1,066,989	14,616
2021-2-17	2021-2-17	1	1,072,440	2,938
2021-2-18	2021-3-24	35	1,074,384	103,023
2021-3-25	2021-3-25	1	1,098,674	3,010
2021-3-26	2021-4-7	13	1,103,118	39,289
2021-4-8	2021-4-20	13	1,112,112	39,609
2021-4-21	2021-4-21	1	1,121,556	3,073
2021-4-22	2021-6-2	42	1,121,834	129,088
2021-6-3	2021-6-13	11	1,139,409	34,338
2021-6-14	2021-6-30	17	1,547,415	72,072
Total weighted-average number of Class A Ordinary Shares outstanding*				760,116

*The final calculation result for the weighted average number of shares will be rounded to the nearest whole number.

WEIGHTED-AVERAGE NUMBER OF CLASS A ORDINARY SHARES OUTSTANDING-2022

		For the years ended June 30, 2022
Period of time		Number of days	Number of Class A Ordinary Shares outstanding	Weighted-average number of Class A Ordinary Shares outstanding – basic and diluted
2021-7-1	2021-9-2	64	1,547,415	271,328
2021-9-3	2021-12-9	98	1,554,563	417,390
2021-12-10	2021-12-30	21	1,550,877	89,229
2021-12-31	2022-1-4	5	1,564,766	21,435
2022-1-5	2022-3-6	61	1,623,099	271,258
2022-3-7	2022-6-30	116	1,704,766	541,787
Total weighted-average number of Class A Ordinary Shares outstanding*				1,612,427

*The final calculation result for the weighted average number of shares will be rounded to the nearest whole number.

WEIGHTED-AVERAGE NUMBER OF CLASS B ORDINARY SHARES OUTSTANDING-2022

Period of time		Number of days	Number of Class B Ordinary Shares outstanding	Weighted- average number of Class B Ordinary Shares outstanding – basic and diluted	Number of the Class B Ordinary Shares outstanding (after 1/18)	Weighted- average number of Class B Ordinary Shares outstanding – basic and diluted (after 1/18)
2021-7-1	2021-12-4	157	—		—	—
2021-12-5	2022-2-27	85	2,500,000	582,192	138,889	32,344
2022-2-28	2022-6-30	123	4,100,000	1,381,644	227,778	76,758
Total weighted-average number of Class B Ordinary Shares outstanding*				1,963,836	—	109,102

*The final calculation result for the weighted average number of shares will be rounded to the nearest whole number.

WEIGHTED-AVERAGE NUMBER OF CLASS A ORDINARY SHARES OUTSTANDING-2023

		For the years ended June 30, 2023
Period of time		Number of days	Number of Class A Ordinary Shares outstanding	Weighted-average number of Class A Ordinary Shares outstanding – basic and diluted
2022-7-1	2023-3-14	257	1,704,766	1,200,342
2023-3-15	2023-3-16	2	1,815,878	9,950
2023-3-17	2023-6-30	106	2,306,295	669,773
Total weighted-average number of Class A Ordinary Shares outstanding*				1,880,065

*The final calculation result for the weighted average number of shares will be rounded to the nearest whole number.

WEIGHTED-AVERAGE NUMBER OF CLASS B ORDINARY SHARES OUTSTANDING-2023

For the years ended June 30, 2023
Period of time		Number of days	Number of Class B Ordinary Shares outstanding	Weighted- average number of Class B Ordinary Shares outstanding – basic and diluted	Number of the Class B Ordinary Shares outstanding (after 1/18)	Weighted- average number of Class B Ordinary Shares outstanding – basic and diluted (after 1/18)
2022-7-1	2023-3-14	257	4,100,000	2,886,849.32	227,778	160,381
2023-3-15	2023-6-30	108	7,100,000	2,100,821.92	394,444	116,712
Total weighted-average number of Class B Ordinary Shares outstanding*				4,987,671		277,093

*The final calculation result for the weighted average number of shares will be rounded to the nearest whole number.